Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

The following is a transcript of a communication made available on IPO Edge on April 21, 2023 concerning the proposed business combination between Sizzle Acquisition Corp. (Nasdaq: SZZL) and Critical Metals Corp.

John Jannarone, IPO Edge:

Hello. Thank you for joining. Good morning, good evening, wherever you are around the world. Thank you for being here today with us. We have a really exciting company, Critical Metals, which is going public of course through a merger with Sizzle Acquisition Corp. That’s ticker SZZL. We have a director from the SPAC itself, as well as the Executive Chairman from Critical Metals who you’ll meet momentarily.

For those who aren’t familiar with the business, this is really, really interesting stuff. This is the first permitted and expecting to be the first productive lithium mine in all of Europe. All that stuff has been squared away. They’re ready to go, and we’re going to hear a lot more about that. Before we jump into the details, I just want to remind everyone, please ask questions. The easiest way to do that is here in the Zoom portal. Just pop them in and we’ll see those and we’ll hit them in the last 10 or 15 minutes of the hour. Additionally, if you’d like to watch a replay, because you have to drop off or want to see it again, the easiest way to find that is to go to our website, IPO-edge.com, or on your Bloomberg terminal or in Yahoo Finance. Just look it up under the SPAC ticker, which is SZZL. With that, I think we’re going to play a short video to give everyone an introduction to the business before we meet today’s guests.

Tony Sage, Critical Metals:

I am Tony Sage, chairman of Critical Metals, which is aiming to become Europe’s next producer of Lithium for the green energy transition.

Video Voiceover:

The European Commission estimates that Europe will require 18 times more lithium by 2030 than was consumed in the year 2020. With continental battery production in Europe, expected to exceed 800 gigawatt hours by 2030, Europe is on track to be wholly dependent upon imported lithium concentrates and chemicals. Complex shipping routes, and the supply chain crisis has shown us that we need local, dependable suppliers of basic materials and chemicals, yet the western world is entirely dependent upon a PanAsian supply chain of lithium and battery materials. Critical Metals is aiming to change that and is focused on commissioning the Wolfsberg Lithium mine in Austria.

Wolfsberg is now a fully licensed mine with a JORC measured and indicated resource of 9.7 million tons and an estimated 20 year mine life. The single greatest benefit is the fully built underground mine that was developed by the Austrian government in the 1980s. This extensive underground complex of tunnels has allowed us to explore and develop our mine plan in a way that no other lithium miner has been capable of before. Our piloting work has been done in partnership with leading technical consultancy and engineering company Dorfner Anzaplan.

Through this plant, we were able to process 300 tons of material, studying it for our feasibility work, and consistently produce 6.1% spodumene concentrate, as well as 99.6% grade lithium carbonate. We anticipate delivery of the definitive feasibility study for Wolfsberg by the end of the first quarter 2023 in anticipation of a build decision being made shortly thereafter.

Europe is going to require millions of tons of lithium to achieve its 2050 net zero goals. More than eight battery giga factories are currently under construction in Europe, and Critical Metals is excited to be a part of this next step towards a green energy transition.

Jarett Banks, IPO Edge:

John, I think you’re muted.

John Jannarone, IPO Edge:

Oh, sorry. Okay. That was great. Jarett, I’m going to pass the baton to you and you’re going to meet Tony Sage, who you just saw there in the video, virtually in the flesh. Go ahead, Jarett.

Jarett Banks, IPO Edge:

Thanks, John, and welcome to Carolyn Trabuco, as well as Tony Sage. Tony, let’s start with you. Before we get into the interesting backstory on the Wolfsberg Mining Project, maybe you could give us a bit of your own personal backstory.

Tony Sage, Critical Metals:

Yeah, yeah, for sure. Hello everyone. I’m Tony Sage. I’m Australian, obviously. I live in Perth, Western Australia, I’m currently in Sydney, so it’s midnight here. Yeah, my background has always been in the financial markets, so I started off as an accountant. Then I went into funds management and my love and of resources and my expertise in resources started back then. In 1983, I started investing as a fund manager in, because I was living in Perth, Western Australia, our biggest industry is mining, so I invested in so many mines. I’ve had experience all over the world. I’ve been in about seven or eight countries in Africa, including both Congos, Zambia, Sierra Leone, Cote D’Ivoire, Senegal, Ghana, Guinea. In those sort of areas we were looking for cobalt, lithium obviously, iron ore, coal, copper. I’ve been involved in a whole pile of different minerals and different jurisdictions.

I’ve also operated in Peru, Brazil, Argentina. Closer to Europe I’ve been involved with Kazakhstan, Ukraine, and Russia. In 2012, a friend of mine came across the mine in Austria, and over the weekend he went down and visited it. He rang me up on the Monday. I got there on the Thursday, and by the end of the weekend we purchased the mine between the two of us and gave the landowner 15%. The mine itself was built in the 80s by the Austrian government. You would’ve seen the video just now. It’s an extensive array of tunnels. What they did was drilled, found the seam of the lithium, and then just exploited it by instead of doing more drilling work, as most companies would do, the government just built these attics. That saves us in today’s dollars about a hundred million US dollars of work, which is a huge advantage to us.

The other huge advantage to us is the permits. The permits in Austria go for the life of mine. As long as you keep working the mine, the mine life stays. At the moment, we’ve got at least another 17 to 20 years of mine life with that permit. The permit was, we were able to mine it ourselves back in 2016, and we took out 3000 tons, which you saw go through the plant process. A lot of experience. The mine itself is built. We’re now looking forward to the next phase.

Jarett Banks, IPO Edge:

Fantastic. Truly a man of the world there. Carolyn, great to have you on as well. Give us a sense of how Sizzle Acquisition Corp, what kind of target were you looking for and how did you get involved here with Tony and Critical Metals?

Carolyn Trabuco, Sizzle:

Right, so Sizzle Acquisition Corp, the SPAC was designed with a thesis of trying to identify a company to bring to market that would appeal to the modern consumer or enable the modern consumer of tomorrow. Within that, we took a very broad approach. We rigorously looked at between 80 and 90 targets, all companies across all different sectors. We were introduced to the idea of a lithium mining company in Europe and Tony, and we were intrigued by it. Importantly, I happen to have a pretty deep mining background myself, analytical mining background. I launched the Global Mining and Metals practice at Piqua Capital back in 2002 and spent 15 years or so investing around the world, emerging markets in projects just like this. When we were introduced to the project and to Tony, similar to Tony’s experience, I got on a plane and by the end of the week effectively was in Wolfsberg, sitting down with Tony and diligencing the mine and touring it. We came away thinking this is something that’s so unique that it just would have a very natural and appealing home on the NASDAQ.

Jarett Banks, IPO Edge:

Great story. Tony, you, you’re from Australia, the mine is in Europe. Why list the asset in the US?

Tony Sage, Critical Metals:

For a couple of big reasons. Number one, there’s 31 other lithium companies here in Australia, so it’s a very crowded market, and fund managers tend to go local. If you’ve got a mine in Western Australia and you are in Perth, just in an hour and a half you are there. They don’t tend to invest in the European mines. That’s one reason. The other one is a huge capital market. The access to capital on the NASDAQ is going to be a lot better than access to capital in Australia for a European project.

Jarett Banks, IPO Edge:

All right, great. Then can you speak a little bit about demand for lithium in Europe and maybe discuss why you think this asset is so unique in terms of its ability to produce battery grade lithium?

Tony Sage, Critical Metals:

Yeah, look, the EU has mandated now that 10% of all critical metals should be sourced from Europe. That was only a couple of weeks ago. We were well ahead of the curve. They started up a fund many years ago to help for this. It was called the Horizon Fund. We were the beneficiary of that. We received 400,000 euros from them, but with every single western government, France, Germany, Italy, England, all now mandating no internal combustion engine cars on the road from 2035. You’ve got companies like BMW, Mercedes, Peugeot, Saab, Volvo now completely changing their infrastructure to build these electric cars. The demand on that front is going to be massive. The other part of the demand is also for electric storage. I think in Germany now they’ve got more wind turbines per capita than any other country in the world, but they can’t store that energy at the moment. You’ve got the double prong just on the EV side, and then you’ve got the battery storage side, which is going to be a very, very big part of Europe’s future.

Jarett Banks, IPO Edge:

All right, great. Now you mentioned some pretty big names there, BMW, Mercedes. How important is it that Europe’s automakers and battery developers secure their own supply? We’ve heard a lot about China. We know what happened with the rare earth market back in 2021. Can you speak to that?

Tony Sage, Critical Metals:

Yeah, look, I can. It’s really scared most countries, particularly the US and the EU on rare earth. In July, 2021, the Chinese government who produced 97% of the world’s rare earth just stopped. Everyone now is scrambling for rare earth around the world. Now what they don’t want to happen is the same with lithium, especially now with the decision of those, especially in Europe, to go completely internal combustion engine free from 2035. They don’t want to be reliant on China. At the moment, China imports most of the lithium concentrate from around the world, and they produce about 75% of the world’s battery grade hydroxide or carbonate. I think the Europeans, especially US, is going to be a bit further behind, but Tesla is leading the way on that front. Yeah, they really need to find sources outside of China just in case China decide to do what they did with rare earth. They needed it all for their own benefit.

If China went completely electric just in Beijing and in Shanghai, there won’t be enough lithium in the world, and that’s just converting all their bus and taxi fleets in those two cities. It’s just a massive amount of lithium that will be needed for that. People are worried that they will do the same thing as they did with rare earth. That’s why the EU and the US has made critical metals, rare earth, lithium, cobalt, and they want to have their own supply. There’s only a few deposits in Europe, and we’re lucky enough to have one that’s already built.

Jarett Banks, IPO Edge:

All right, great. Can you speak a little bit about some of the opportunities here with this project? I understand the current resource estimate only represents zone one of the asset with more than 54 exploration licenses.

Tony Sage, Critical Metals:

Yeah, look, we decided back in 2021 to drill over the other side of the hill. We always knew that there was lithium there because of the sampling we did on the surface. We put two holes in and we hit the seam exactly the same size and width that we thought, and we wanted to finish the bankable feasibility study. That was our priority with the use of the funds. Now that we’ve got a lot of funds coming in, we’re going to start a drill program on zone two, which is unencumbered. We don’t have to sell that to BMW. We can sell that to somebody else, which is another big advantage. We do expect to double the size of the resource once a drilling program finalizes. We hope to start in July in summer when there’s no snow and finish in September and have results out before the end of the year. We’re very, very excited about how much ore we can find on zone two, which is only, just to give you an idea, it’s only 350 meters away. It’s very close to our existing deposit.

Jarett Banks, IPO Edge:

Got it. I can actually see the snow there behind Carolyn in her background there. That is the actual project, correct?

Tony Sage, Critical Metals:

Yes. Yeah, that’s the actual project. And hence, we’ve managed to convince the government, the local authorities, the people, that that pristine environment won’t be affected. So the whole of the mining operation, which is not unusual in most deep underground mines, you have the crushing and screening plant, but none of the equipment for the crushing and screening goes outside of the mine itself. So there’s no dust, there’s no tailings dump, for example. So it’s going to be very, very, very clean.

We will use box cutting techniques, transport the box cart on a conveyor belt to where the crushing screening plant is, which is underground, and then take the waste back and fill back the void that we just finished. And some of the video, if you go back and watch it again, viewers, you can see how we’ve done that with the 3000 tons we took out before.

PART 1 OF 4 ENDS [00:15:04]

Jarett Banks, IPO Edge:

All right, great. Just back to BMW for a second, can you speak about your binding agreement with them and how they fit into the company’s broader strategy?

Tony Sage, Critical Metals:

Yeah, look, we started talking to them in 2018 after the pre-feasibility study was done. They were very interested at that stage. They came to us and they said they needed 13,000 tons of hydroxide granum, that was their vision by 2025. And by the time we signed the binding agreement, they needed 27,000. So if you replicate that to every car company that miss-guessed what they needed. So the terms of the agreement are quite favorable. We received 15 million US upfront, and for that, they get 9,000 tons per annum from 2027 when the hydroxide will be ready and they will get, for helping us out now with funds, they will get a 10% discount to the average price the month before.

So right now, if you work it out, it’s about $62,000 per ton, and we’re going to be producing 10,500 tons per annum. So you can see the sort of numbers that we can start to produce in revenues. It’s quite massive.

Jarett Banks, IPO Edge:

And just out of my own personal curiosity, how close is this project to BMW’s global headquarters there in Germany?

Tony Sage, Critical Metals:

500 kilometers. In fact, when they come visit, they visited, many times they drive down, it’s not too far, not too far away at all. They want to build their battery factory. The, there’s a battery factory going up 200 kilometers away, which they want. Once you produce the hydroxide, it then needs to turn into a battery. So there’s a battery factory, gigafactory, whatever you want to call them, is going to be built in Hungary just nearby. So when we finish the hydroxide, it’ll go to their factory, they’ll make the battery and then deliver it to BMW.

Jarett Banks, IPO Edge:

Got it. That makes sense. All right. Since the announcement of the transaction, there’s been a number of events that potential investors would be interested to know more about. Could you highlight a few of these?

Tony Sage, Critical Metals:

Yeah, look, the most important one is, I was at a conference in Sydney and did a speech, and the representative of the Saudi government, the mines minister and the deputy minister heard it. They invited me to speak at the conference in Riyadh. So I went there and there’s a massive amount of investment going on. They’ve got a fund now that’s got 51 billion US dollars in it that they want to fund downstream manufacturing in Saudi, and they’re willing to subsidize companies that bring work to them.

So I started talking about lithium. They were very interested. Within three days, I signed an MOU. That MOU means that we will build the hydroxide plant of the business in Saudi if it comes to fruition. We haven’t signed the full agreement yet. It’s Ramadan now. So we hope to have that signed by the end of May.*

But what that means for the project... Now, we haven’t talked about the numbers, so I’ll just give you some brief numbers. Going all the way to a hydroxide, the MPV of the project is 1.5 billion US dollars. Now, 30% of the input is electricity. Electricity prices in Austria are 65 cents a kilowatt-hour. In Saudi, they’re 5 cents a kilowatt-hour. So you can imagine that’s 12 times saving just on energy. The tax rate’s 13% cheaper. They are going to provide a $400 million to build the hydroxide plant, and that will be at a rate of two and a half percent interest. So that’s the amount of subsidies that they wish to give to bring work to Saudi. Their main aim is by 2040, they want to reduce the reliance on oil from over 90% of the economy now down to about 50. So that’s why they’re doing it.

We’ve talked to BMW about it. They’re very, very happy. They don’t care where the hydroxide comes from, and they know that with these benefits that we’re going to receive by building it there, they will get their product quicker and probably a little bit quicker. So that’s the main thing that’s happened since we’ve finished the bankable feasibility study.

Jared:

All right. Very exciting indeed. Let’s talk about the regulatory environment a little bit. Europe’s got the Critical Raw Materials Act. What other initiatives should investors know about and how should they think about this?

Tony Sage, Critical Metals:

Yeah, look, we’re in a very interesting place in Austria. Austria is, throughout history, has been an industrial area down south where we are. Our area where we are, you saw the pristine pictures where, with Christine in the background, it is. But it’s not a natural forest, it’s a regenerative forest. So it’s a massive pulp and paper mill at the valley floor, which logging trucks go up and down the roads all the time. So our operation is going to be quite seamless because of that fact. It’s not, like I said, not a natural forest. We’ve never had any problems with the environmental movement. The fact that we’re building the mine underground itself, the crushing and screening plant, is a big bonus. So we don’t expect any regulatory problems.

One of the big reasons we chose BMW as a partner, they’ve got over a hundred thousand employees in Austria. So we sort of see BMW as a big brother. If we do have any problems, we just ring up BMW and BMW might be able to sort it out for us because they want their product as quickly as possible. But the environment, we’ve never had a problem getting a permit to drill. We’ve never had a problem when we wanted to mine, we just applied and we got our permit within 30 days. So we don’t see any problems on the regulatory front. We don’t see any problems on the environmental front. So we’re ready to go a hundred miles an hour once we get our financing in place.

Jarett Banks, IPO Edge:

All right, great. Let’s talk a little bit about the development strategy you have for the Wolfsburg project. What are some key milestones? What’s the roadmap? What should we be paying attention to?

Tony Sage, Critical Metals:

Yeah, look, I think there’s the biggest milestone, the DFS, is now complete. We now have had four banks go through the mine itself. We’ve given them the DFS and now we’re just awaiting basically term sheets from them. That process will take a couple of months. We expect to finally choose a financing partner by probably the end of July. So that’s the key, key date. Once we get the financing in place, we then can start construction a few months later. The other one obviously is the listing on the NASDAQ, which we expect to be in the first couple of weeks of May.

So from now, you’ll have the SEC approval, the Sizzle shareholder meeting to approve the transaction listing on the NASDAQ and then the financing. But to me, the key point for this whole project is the financing. We also will be able to apply for some EU funds. We don’t know how much we’re going to get, but we believe given the act that’s just been put out there, there will be a lot of funds available for us to rely on. Whether it’s a subsidy or whether that’s an interest free loan, we don’t know yet. We’re going through that process right now.

Jarett Banks, IPO Edge:

All right, great. And Carolyn, you mentioned you visited the mine a little bit earlier. From your perspective as a former mining analyst, what was your experience and maybe some key takeaways?

Carolyn Trabuco, Sizzle:

Yeah, great question. So I think what struck me most was how much work’s been done. This is really not a greenfield, it starts from the fact that the Austrian government had pre-tunneled this asset. The act of permits, I think are really a point of differentiation. What struck me was the amount of time and care and energy that went into the pre-feasibility studies, the environmental studies, all of which Tony and European Lithium have made publicly available that you can read.

The mining itself is remarkably simple and straightforward. There’s ample water. The co-products, the byproducts of the mine are feldspar and quartz. They’re commercially valuable and they’ve already arranged off-take agreements on those. The fact there’s not a tailings, there won’t be tailings, I think removes a real risk that you see in other mining projects. And I think importantly, what I took away by being there was the community support and the local officials’ support.

And Tony took us all to the soccer game, the Wolfsburg soccer game, and the whole town turns out, all of Wolfsburg comes out. And they were so enthusiastic to have Tony in the crowd. They had him come out onto the field before the game started and kick the ball around to start the game. And then afterwards, we were approached by the mayor, by the city council, by the officials of just expressing enthusiasm. Like, “When can we get this going? We’re ready for the lithium, let’s go.” And so that was important.

Another piece that really struck to me that Tony mentioned on and speaks to the backdrop is this is a regenerative forest. It’s logged, it’s used for logging, and so the road infrastructure is appropriate. The access to rail is very nearby and appropriate. The mine will have a very small footprint above ground. You won’t really see it from the road. And then as product is shipped out to be further processed, it will blend in. The activity on the road is going to be a lot less than what’s currently in the... you see on the logging side. And Tony and his team have taken such great care to advance this project and bring it in a way that it’s really going to be very friendly. It’s going to be very clean, it’s going to be environmentally sound and in accordance with all of the permits and the obligations of the permits that come along with operating in the EU and in Austria. So it was a delight to see. Really excited about it.

Jarett Banks, IPO Edge:

That was a great story. Tony, do you anticipate any shifts in terms of supply and demand? We hear about all this new technology with other battery chemistries under development. Do you see any risk to the lithium products that you’re developing?

Tony Sage, Critical Metals:

Not really. Look, it’s investment now, right? I think I’ve heard the number, a hundred billion US dollars has been spent on this technology, the big gigafactories, et cetera, et cetera. So you’re not going to get a massive shift away from the technology. It’s the same with internal combustion engine from 1907 or whatever it was as it didn’t shift. Even though electric cars, believe it or not, were around in those days, they did have a tester. Go back in your history, you’ll find that.

But look, the only other technology that comes close is hydrogen. But even Toyota who built the hydrogen cars reckons that’s 2040. So we’ve got a period of time now where this technology is settled, everyone understands it, everyone’s built their infrastructure around it, and any new technology that comes along, it’s got to be so much more efficient, so much morereadily available before technology will change because of the investment that’s already gone in.

Jarett Banks, IPO Edge:

That makes sense. Carolyn, as we wrap up this half of the hour, and we do see those questions from the audience, we love those, Carolyn, from your perspective, what makes you most excited about critical metals and going public on NASDAQ, and why should shareholders be excited as well?

Carolyn Trabuco, Sizzle:

So this was something I used to look for when I was actively managing and looking for mining equities to invest in. It’s a unique project. The execution risk is not as great as other projects. It’s fairly straightforward. I think the market is missing something like this, and I think it will really welcome the idea of having a local supplier of a critical metal serving, let’s say up to say a third of the annual needs of BMW, all in a local battery supply chain. And I think the valuation, and I think the way the discovery valuation around that will be be informed in part by its unique characteristics and the fact that nothing else really exists like it. So I think from an investment thesis standpoint, it’s kind of the right place, the right time, terrific experienced team bringing this to market, and it’s a really strong and yet pretty simple asset.

PART 2 OF 4 ENDS [00:30:04]

Jarett Banks, IPO Edge:

All right, great. I’m going to bring back my colleague, John, and we’re going to take some questions from the audience. John, take it away.

John Jannarone, IPO Edge:

Great, thanks a lot. We’ve got some more topics I wanted to dig into, but let’s take this question from Austria. This is a little bit surprising, but this is from Stefan and he said hello from Austria. I’d be interested to know if this mine can be used as an energy store. Have you guys ever considered something like that?

Tony Sage, Critical Metals:

No, we have not. It’s an interesting concept though. Very interesting concept, but we haven’t thought about that. No.

John Jannarone, IPO Edge:

Well, Stefan, maybe send us an email and I’ll pass it along to these folks. Maybe you guys can get a deal together. I just want to go back to what we talked about as far as valuation. Someone’s asking about this, he’s saying he’s new to mining, and for people who are used to looking at things like multiples of revenue or EBITDA, you’ve got an asset here and you’ve assessed its value. Tony, can you just explain how investors should look at that?

Tony Sage, Critical Metals:

Yeah, look, it goes on in mining. It goes on two things. What are your operating costs and what are your revenue? So it sounds simple, but operating costs in a mining operation is a lot different than manufacturing. So really that’s what you’ve got to look at. And when someone does a full bankable feasibility, they take into account all of the costs. So when the independent worked out the MPV and the internal rate of return, it came out quite high.

So basically your revenue less your operating costs less your mine life, and they came up with a number of 1.5 billion. What we’re transferring the asset into from Australia to SZZL is 750 million. So they did basically a good deal. We hadn’t had that number, so they bought it for 750. The value was put a value of 1.5 billion.

If there’s a supply crunch for example, that price will go up, because then the lithium price will go up. And if we move it, the main part of the hydroxide plant to Saudi Arabia, again, the MPV will go up and the profit will go up. So there’s a lot of upside on the story, and there’s also a big upside on the zone two that we can actually monetize as well.

But basically you’re looking in our sort of business is the MPV calculations from the bankable feasibility study. That’s what mining businesses are all about.

John Jannarone, IPO Edge:

Great. And Tony, to be clear, there are all kinds of reasons why the price of lithium could go up mainly on the supply side, as we’ve discussed, if the Chinese decide they need Lithium.

Tony Sage, Critical Metals:

Supply side, I mean Chili’s going through a Venezuela type incident where they’re got a very left wing president who wants to nationalize the whole mining industry. Now you saw what happened with Venezuela when they did that to oil and gas there. So Chile’s probably as big as Australia is the supplier of lithium. So if that guy gets his way, that’s going to be a massive, massive change to the supply end of the market.

They’ve already put in a law that bans the use of water in local communities that vote against it. So four new mines that were going to come on stream have closed because they can’t get a permit now for water. A lot of the Chilean lithium brine mines, not hard rock like ours, and they take a lot of water.

John Jannarone, IPO Edge:

Gotcha.

Tony Sage, Critical Metals:

So that’s another supply issue that could flare up and cause the lithium price to go even higher.

John Jannarone, IPO Edge:

Great. I want to keep Carolyn in the conversation here too. Either of you can weigh in on this one, but someone’s asking about currencies. Can you explain how investors should look at that? Carolyn, perhaps. I mean, this company is based in Australia going to be listed here, but presumably your business is transacted in Euros and but it’s going to trade in dollars. So how should investors consider all that?

Carolyn Trabuco, Sizzle:

Well, I’m going to let Tony kind of speak to that, he might have a little more experience on that.

Tony Sage, Critical Metals:

Yeah, so we’ve operated from Australia since 2012. It’s going to be a lot better from the US because the US dollar is a lot stronger than the Australian dollar. So everything that we sell will be in US dollars, not Euros.

John Jannarone, IPO Edge:

Oh, okay.

Tony Sage, Critical Metals:

All the contracts that we’re going to let in Europe are going to be in dollars as well. So the only staff that we would, well, there’s only one staff member that will actually get paid in Euros in Europe. All the rest is going to be contract work done in dollars, US dollars.

Carolyn Trabuco, Sizzle:

And bear in mind, the global commodities markets are typically dollar contracts.

John Jannarone, IPO Edge:

Ah, okay. Okay, great. It’s simpler than I thought then. It’s a good explanation.

Tony Sage, Critical Metals:

Yeah, much simpler. Yeah.

John Jannarone, IPO Edge:

There’s a question here about competition. Are there others out there trying to establish lithium mines in other countries? And I guess what this person’s driving at is how much of a first mover advantage do you have? Because presumably others will follow, but the permits could take years, I guess.

Tony Sage, Critical Metals:

Yes. So yeah, because our mine was already built, most of the other players in Europe, we’re only going to talk about competition in Europe because really our product is going to go to Europe under the EU new guidelines. They want it there, and they’re going to obviously subsidize or give us an interest free loan.

But the competition, there’s three others that have got lithium deposits in Europe at the moment. All three haven’t got permits. And as you say, they might take years. So we’ve got a massive advantage that this thing was built in the eighties. We’ve now finished the bankable feasibility study. As I said earlier, the next step is the financing. Once the financing’s in place, we’ll start construction. So no one will be within probably two or three years of us.

John Jannarone, IPO Edge:

Gotcha. Look, we’ve got another Austrian asking a question here. We’re glad we got the local audience paying attention today. This is a question I think I can help out with. Someone’s asking you, how do I invest in the business? Do I wait until after the transaction? So if you buy shares in Sizzle now, S-Z-Z-L, the ticker will flip and you’ll effectively own the company, and that’s expected to happen in early May. Is that about the size of it, Tony?

Tony Sage, Critical Metals:

Yeah, that’s the size of it. There’s another way of doing it. You can buy the shares. The code is PF8. We actually trade as European Lithium in Frankfurt. So that’s on the Frankfurt Exchange. That means you’ll be buying the Australian company shares, but they all eventually will end up being owners of the Sizzle shares.

John Jannarone, IPO Edge:

Okay.

Tony Sage, Critical Metals:

So right now, if you wanted to, you could buy the shares on that market.

John Jannarone, IPO Edge:

Okay, there you go. I think I’m going to combine a couple of questions regarding the difference between operating in Australia versus Austria. Number one is, as you and I discussed before we jumped on the call here, Tony, the mines are more clean because of the way they’re constructed and the way the waste is dealt with. And then tell us about the labor costs, how that’s different. It might surprise you, the audience, a little bit.

Tony Sage, Critical Metals:

Yeah, look, it surprised me when I first started operating there. So just give you an example in numbers. I mean, we pay our geologist in Austria 60,000 a year, and in Australia they’re 250,000 a year. So that’s a massive difference in price.

Just go down to the lowest level. So our receptionist in Austria is on 1500 a month. In Australia it’s 1500 a week. So the wage differential is quite large, even when you equate the Euros to the Australian dollar. So yeah, we were very, very surprised at that. So the actual labor costs are a lot cheaper in Australia.

John Jannarone, IPO Edge:

Great. Tony, you and I also discussed this in a question about it. Someone’s just trying to understand what the issue is with trading on the ASX. I mean, when you come to NASDAQ, I mean the hope is that there’ll be a lot more liquidity. And as I would point to the investor presentation, there’s a nice history of a rerating and other companies have done similar. Right?

Tony Sage, Critical Metals:

Yeah. Look, we hope to get a big rerating from our current share price here in Australia. As I mentioned to you before, in Australia, we’re sort of one of 30 odd lithium companies, all right? And if you’re a fund manager or a broker in Australia, just common sense. You go down the road, look at that mine and invest in that. You don’t want to invest in mines in Europe, given the history of Europe that there’s not a lot of mining there.

So that’s two reasons. One, there’s a much bigger capital market for raisings down the track on the NASDAQ. But yeah, Australian there. We’re in a very crowded market here. Like I said, there’s 31 lithium companies in Australia. Most of those assets are in Australia, and I think we’ll be one of four on the NASDAQ.

John Jannarone, IPO Edge:

All right, great. We’ve got a question here about debt, which you discussed a little bit before, Tony, but Matthew’s asking what’s the appropriate amount of leverage? And I would add to that in this environment, Tony, how receptive are the credit markets to backing something like this?

Obviously they were a little shaky, certainly a few weeks ago with the bank troubles, but how is all that looking? It sounds like the conversation’s going well on your side.

Tony Sage, Critical Metals:

It’s going extremely well. We’ve been inundated with questions from the DFS. So my CEO, who’s going through all that with the banks. Look, there’s plenty of money around. I’ll give you one example. The Nordic Fund from Norway, they have billions to spend and they’ve made a decision about three years ago not to invest in oil and gas, not to invest in coal, not to invest in certain other fossil fuels, but lithium is one of the big ticks.

So they’re cashed up, they’re ready to go. They were the first ones to come to us once the DFS was done. We’ve also got B&P SocGen, Deutsche Bank also have been onsite, and we don’t think we’ll have any problems getting the financing.

John Jannarone, IPO Edge:

That’s great to hear. Tony, you know, talked about the Saudi deal and I want to discuss that and the structure of a little bit more. It’s a great way to keep the business capital light, cause it takes a lot of money to operate a mine like this.

Is there a possibility, and I’m just thinking of this because you brought up Norway. Are there other possible partners out there that got rich from oil and are transitioning away that you could possibly work with in the future too?

Tony Sage, Critical Metals:

Yeah, yeah. Look, there’s plenty, I mean, once this was announced, we had a phone call from the Qatari government thinking that they want to be all things green and build a plant there. I mean, yeah, a lot of these oil rich countries need to transition their economies. Dubai’s done it through tourism and property development, because they didn’t have much oil.

But you’ve got Bahrain, you’ve got Qatar, you’ve got Saudi Arabia. All of them have got so much money, but they know at some point they’re going to run out of oil, so they need to replace it with renewable type products. They’re going to green steel as well, which is fantastic for Saudi. They’re going to be one of the biggest steel producers in the world after China. They’re already number two in Illumina. So a lot of people don’t realize this. They’re going to be a powerhouse, and a lot of the Western countries like that because it takes away from the risk of China not being able to hand out the product if they need it themselves.

John Jannarone, IPO Edge:

Gotcha. I want to touch on the BMW deal again. Tony, you explained to me again before we went live here that the deal that you have with them is for them to gobble up, well, almost 90% of your production for a few years.

Is that how you expect things to go in the future? That there are people with such immense needs for lithium that you’re not going to have to sell to 12 different parties and you can do it with just one or two?

Tony Sage, Critical Metals:

Yeah, that’s the way it’ll go. Look, we’ve already got interest in zone two and we’ve only drilled two holes. So very much interest in that. But with BMW, they’re going to be a fantastic partner, as I mentioned during the talk because of their influence in politics in both Germany and in Austria. So it’s a very, very good partner to have. It’s a very good name. We won’t have any problems.

As a miner, one of your biggest issues that you have when you sell a product is the funds coming in, and with the name like BMW, we won’t have any problems on that front. So yeah, very important partner strategically for us, and we hope to have another partner for zone B, two, whichever one you want to call it, once we delineate how much is in there, and that will take us three or four months from July.

John Jannarone, IPO Edge:

Great. Tony, as I think most of us know, tensions between the US and China are pretty serious, and so there’s a huge push to diversify away from Chinese sources of virtually anything. How do the Europeans look at that? Is it the same mindset that there’s a chance that for whatever reason we’re not going to be able to get lithium from China, so let’s make sure, let’s try to get it locally as you’ve done with BMW.

PART 3 OF 4 ENDS [00:45:04]

Tony Sage, Critical Metals:

Yeah, look, it’s a different way. The EU talks, but then countries like France, Mr. Macron was with Mr. Xi only a couple of days ago trying to do deals. So yeah, look, the EU sometimes don’t go in lockstep, and that’s one example. The EU want not to rely on China for its batteries, and that’s why they’re pushing for companies like ours to get our house in order, so we can produce hydroxide. But then again, you’ve got France who’s gone to Mr. Xi in the last few days, and I believe that the US government wasn’t too happy about that either.

But yeah, they don’t always speak in lockstep. But the EU is the one that sets the main laws at these critical metal laws, and we believe we’ll be able to find another big partner for zone B very quickly. And we’ll do that.

John Jannarone, IPO Edge:

Tony, there, it feels like you found a real gem with this mine, particularly because of the infrastructure and the history and the fact that the Austrian, the government invested so much in it. Are there more of these around Europe to be found? I mean, I know you’ve got your hands full as it is, and you know, ypu probably want to play this close to the vest if you know about more. But tell us what are the chances of finding another one?

Tony Sage, Critical Metals:

Yeah, look, we’ve done a lot of extensive work in and around our deposit, not zone B, that’s very close. That’s part of the 54 licenses. So we’ve bought another few licenses outside of our area about 70 or 80 kilometers away. The saw sampling on that proves there’s lithium there, it just needs to be drilled. There’s one close by about 300 kilometers away in Slovakia. There’s one about 500 kilometers away in Germany. There’s one in Spain and there’s one in Portugal. That’s the ones just in Europe. Let’s just concentrate on those.

But again, none of those are permitted and they will take a long period of time, but we will keep looking in and around where we are in Austria. And I think with the incentives now given by the EU to make sure that these projects will be fast tracked, I think it’s really my bread and butter is finding the bodies. So this new set that we’ve just bought, we’re going to be quite excited about to get that up and start to do exploration work there other than zone B.

John Jannarone, IPO Edge:

Great. It’s like a lithium wild cadre. Tony, tell me how many, I’m just trying to frame this for people again, who aren’t familiar with how mines work, how many EVs can this lithium power, is there a way to translate it into a number like that? I think you might have said it, a couple hundred thousand.

Tony Sage, Critical Metals:

For our particular mine?

John Jannarone, IPO Edge:

Yeah. Yes.

Tony Sage, Critical Metals:

Look, it’s hard to say, but over the life of mine, yeah, from our mine itself, we would be powering, I mean, someone told me the number, it was my CEO, I think it said around 200,000 cars over the next 17 years. But they might be used for other things. They might be used for trucks. Who knows what BMW’s range will be. But for the first nine years anyway, our product goes to them and what they do with it is their business. But yes, it’s around that number.

John Jannarone, IPO Edge:

Okay, great. I’ve done another little technical question. I think you put this up before, but someone asked what happens to the European Lithium stock, and I think this guy might be the one in Germany after the deal closes. So just to reiterate, you’ll effectively own the NASDAQ listed company no matter where you you’re buying it now, is that right?

Tony Sage, Critical Metals:

Yeah, so the Australian listed company will stay listed in Australia, and it will own roughly 80% of the Critical Metals stock for a period of time. And that period of time hasn’t been set yet, but say it’s nine months, and then we will distribute those shares to our Australian and European shareholders. So the Sizzlestock will then be spread, but for that period of time we won’t, mainly because you just don’t want a whole bunch of stock coming out straight away. So we’ll be locked away for that period of time. And then once you’ve got your financing in place, once you start construction, everyone will be excited so then we can release the stock to the shareholders of the Australian company.

John Jannarone, IPO Edge:

Great. Question, wow, this is a really global audience today. Hello from Australia. This is for you, Carolyn, although you can let Tony answer if you like. What are your thoughts around US market in interest in European lithium mines versus others in the US? I mean, I think, I don’t know that there were that many.

Carolyn Trabuco, Sizzle:

No. So lithium’s kind of an interesting metal. So for many years, lithium was really brine. Brine was the source of lithium in Argentina and Chile, large salars. Right now with the heightened demand and the new demand for lithium, you’re sourcing lithium from hard rock, which is what this project is. The Wolfeberg project, Critical Metals is a hard rock lithium source, but in areas like Nevada and the west of the US, these are underground brines that would have to be extracted by direct lithium extraction, DLE, which is a technology isn’t really fully proven or done at scale yet.

So perhaps that’ll happen in the future. I fully expect it will. But for this intermediate period of time, we’ve kind of moved from these brines, the salars to the hard rock. And so this asset kind of what we have here under the Alps in Austria, really serves an important area for the market to have in order to get access to the lithium.

John Jannarone, IPO Edge:

Makes a lot of sense. Now, does that also mean that... again, I really like this feature of the mine, how clean it is, and the waste doesn’t really ever leave. I mean, would that be the case of other mines around the world, or is that really specific to this mine? Is it inherent to be cleaner?

Tony Sage, Critical Metals:

It’s going to be specific to this mine. When the Austrian government first built it, they had a tailings dam planned, but times have changed and the locals don’t want a tailings dam. So we decided to spend the extra money to build the crushing screening plant and no waste to leave the mine. So most of the Australian mines are open cut, so they just create a massive hole in the ground and they do have a tailings dump, but as I said in the speech, they have to have environmental bonds, so they have to clean it up after they’ve finished.

But yeah, this one is going to be fairly unique in Austria. The other two mines that are operating mines that are close to us, they’re not lithium, they’re open cut. So this one’s going to be quite unique, but as you see from the photo behind Carolyn, it’s a very pristine area. Don’t really want to ruin it.

John Jannarone, IPO Edge:

Definitely not. Carolyn, can you tell us just a little bit about your views on the SPAC market? You know, told us that you had a pretty open mind about what kind of target you would seek out. Did it appeal to you that this is a hard asset. I mean, we’ve seen so many different companies and different parts of this gigantic ecosystem, everything from eVTOLs to batteries and so on. Does this feel like an asset of the market is going to have an easier time valuing and recognizing?

Carolyn Trabuco, Sizzle:

Yeah, I mean, that’s our expectation. To be able to value a hard asset using a definitive feasibility, bankable feasibility, study based upon measured, indicative, proven resources, I think kind of provides a nice foundational support for valuation, as Tony said, right? The DFS came in at $1.5 billion, we’re doing this transaction at 750 million, so half of the NPV of the full project. And to be able to avoid trying to value it on a multiple of revenue or an EV to EBITDA calculation, but rather go back and look at what’s the value of the asset and then what value becomes unlocked as you take on bring the asset into production, it’s a lot easier.

And I think the SPAC, frankly, and what we’re doing, I think the SPAC is tailor-made for this type of a transaction. It’s an asset that wasn’t being properly valued on the Australian Stock Exchange within European Lithium in part because of proximity issues. An Australian mining analyst who will have to go diligence the mine and the asset can’t easily go to Austria to go do that when they have so many different options to go diligence in Australia. And so to bring this kind of to a market whereby the institutional investment community and the mining analysts can come and just pop a quick flight over to see it and understand it, I think is a real advantage. And it’s something that hasn’t been on the NASDAQ. I mean, as Tony said, there were three or four and that’s it, and I think it serves a need. But absolutely to be able to be underpinned by asset valuations rather than operating metrics, I think is something that will prove to be a winning strategy.

John Jannarone, IPO Edge:

That really resonates Carolyn. I mean, I can’t tell you how many companies looked at, say, two years ago and the focus was on 2029 EBITDA or something, which just didn’t really last very long. So speaking of the SPAC, Carolyn, what’s your role personally going to be? Will you be a director and advisor of Tony after the transaction closes?

Carolyn Trabuco, Sizzle:

Yes. Yes. So I’m an independent board member of the SPAC of Sizzle, and Tony and crew have invited me to be the board member and Sizzle supporting my moving over to the Board of Critical Metals, so independent board member of Critical Metals.

John Jannarone, IPO Edge:

Speaking of this distance, Tony, are you going to pack up and move to Austria or are you going to continue to run the show from down under?

Tony Sage, Critical Metals:

No, look, I’ve managed to do it for 10 years living in Perth. I have a very, very good family. I spent 180 days away from Australia every year. And a lot of that obviously is in Austria, but I do have other assets that I need to visit as well. But yeah, so there won’t be much change.

We’ve got a CEO that lives in Austria that’s running the project, so a lot of the hardcore engineering, mining engineering and geological work is run by him and the team over there, and he’s very, very capable. He happens to be German by birth. He couldn’t find any mining engineering jobs, so he left for Australia, been in Australia, Indonesia, Africa, working for me for about 30 years. So he’s got a lot of experience and soon as this opportunity came up, he put his hand up and now he’s there. And it’s fantastic for us because we have no language barrier. He speaks obviously fluent German, so a lot of the people in that part of the world don’t speak full English. So it’s fantastic when you’re talking to the mayor and to the politicians that you’re speaking in their language. So it’s a huge advantage for us.

John Jannarone, IPO Edge:

Yeah, that makes sense. I guess you’re kind of out in the countryside there. We got time for one last question, Tony. Someone’s asking big picture, there’s been some discussion of China shifting to sodium based batteries. Is that a factor in this dynamic or is lithium going to remain in demand for many years?

Tony Sage, Critical Metals:

Yeah, lithium will remain in demand. With the sodium they’re, they’re still using lithium anyway, but yeah, it was just a lot less. But yeah, like I said, all the technologies, all the Gigafactories, everything’s geared up and they’ve spent so much money that they won’t change it very quickly. Other products might come into the market. I go back to the old, it shows my age, the old Betacore versus VHS, way back. Betacore was a better technology, but it got ditched because they’d already invested so much in the VHS technology.

This is similar. There’ll be other little differentials. There’ll be less cobalt in some batteries, there’ll be more, there’ll be manganese. There’s so many different options that you go for here, but none of them are laid out and no investment, like a $100 billion already spent that none of those things have happened. So this will kick on for a long period of time.

John Jannarone, IPO Edge:

Great. Well, we’re just about out of time here. This has been great, and I really this time want to thank the audience from all over the world being so interested in this business, that made thissuper engaging. I just want to give it back to Tony for one last thought. Tony, obviously you must be excited about the company going public. What else are you really looking forward to for the rest of the year?

Tony Sage, Critical Metals:

Well, I’m looking forward to ringing the bell at the exchange. That’ll be a fantastic experience for me. I’ve never done it before, but that’s really the time where everything kicks off. So to me, that’s the most important date. Hopefully within the first two weeks of May that happens.* And then my experience will come to the fore. I’ve done so many project financing deals and getting the financing done and basically turning the first sort over to build the actual crushing and screening plant underground and seeing that come to fruition will be huge milestones and hopefully all those will happen this calendar year.

John Jannarone, IPO Edge:

All right, great. Well, thanks so much for that. And Carolyn, thank you as well. Everyone, thanks for joining today. That was terrific. Just one quick reminder, if you want to watch the replay, it’ll be up within an hour. Either look up the stock ticker SZZL on your Bloomberg terminal or Yahoo Finance, or go to our website. Thanks everyone for joining today.

Carolyn Trabuco, Sizzle:

Thank you.

Tony Sage, Critical Metals:

Goodnight from Sydney!

PART 4 OF 4 ENDS [00:59:49]

* The closing of the deSPAC transaction has not yet been determined but is expected to occur sometime in the second quarter of 2023.

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K, as amended, filed with the SEC on June 13, 2022, and Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.